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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 15)

              AMERICAN EDUCATIONAL PRODUCTS, INC.
                        (Name of Issuer)

            Common Stock, par value $0.05 per share
                    (Title of Class of Securities)

                           02553T103
                         (Cusip Number)

                         Steven B. Lapin
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                        August 14, 2000
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 02553T103
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1.   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          G.C. Associates Holdings Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) [  ]
                                        (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7.   SOLE VOTING POWER
OF SHARES                 946,801 SHARES
BENEFICIALLY              -------
OWNED BY EACH       8.   SHARED VOTING POWER
REPORTING                    0    SHARES
PERSON WITH               -------
                    9.   SOLE DISPOSITIVE POWER
                          946,801 SHARES
                          -------
                    10.  SHARED DISPOSITIVE POWER
                             0    SHARES
                          -------
11.  AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
     PERSON  946,801 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     69.2%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS
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Item 1.        Security and Issuer.
               --------------------
      The undersigned hereby supplements and amends the Schedule 13D, dated May 30, 1997, as amended (the "Statement"), filed in connection with the Common Stock, par value $.05 per share (the "Common Stock"), of American Educational Products, Inc., a Colorado corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.        Purpose of Transaction.
               -----------------------
      On August 14, 2000, the Company entered into a definitive merger agreement with GC, its largest shareholder. Pursuant to the merger, all minority shareholders of the Company on the closing date will receive $10.00 per share in cash; in addition, all shareholders of record on August 18, 2000 will receive a special cash dividend of $780,750 representing between $.72 and $.36 per share depending upon the number of the Company's outstanding warrants exercised on or prior to the dividend record date. GC determined not to exercise any of its Warrants on or prior to such date.

      Consummation of the merger is subject to, among other conditions: (i) satisfactory completion of a due diligence review by GC of the Company's business, assets and liabilities; and (ii) execution and delivery of such documentation (including regulatory filings) as may be requisite or appropriate. An independent financial advisor has transmitted to the Company's Board of Directors its preliminary opinion that the terms of the merger are fair to minority shareholders from a financial point of view. The Company intends to convene a shareholders' meeting to vote upon the merger as soon as practicable following review of proxy and other materials by regulatory authorities. Payment of the special cash dividend, which will be made on October 30, 2000, is not contingent upon consummation of the merger.

      The Company also announced that it has been served with a civil lawsuit by a shareholder in connection with the merger. William Federman commenced the suit in the District Court in Boulder County, Colorado, on behalf of himself and, purportedly, all others similarly situated. The compliant seeks an order preventing the Company from proceeding with the GC merger or any other business combination until an auction or other procedure designed to obtain the highest possible price for shareholders is held, and other relief. GC and its parent company, Geneve Corporation, and members of the Company's Board of Directors also have been served as defendants in the suit. The Company has announced that it believes the Federman lawsuit is totally without merit and intends to defend it vigorously. GC has the right to terminate the merger at any time prior to closing if there exists litigation which challenges any aspect of the merger.



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Item 5.        Interest in Securities of the Issuer.
               -------------------------------------
     GC is the beneficial owner of and has the power to vote and dispose of 666,961 shares of Common Stock (constituting 61.3% of the outstanding voting stock) and 279,840 Stock Purchase Warrants ("Warrants"); as determined for purposes of this Statement, the foregoing constitutes 69.2% of the outstanding shares of Common Stock. The Warrants were received from the Company on December 17, 1997 as a pro rata distribution to holders of record of the Company's Common Stock as of June 5, 1997. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of GC.

     On July 14, 2000, GC acquired 10,300 shares of Common Stock at $9.67 per share in an open-market transaction.

     To the best of their knowledge, except as described herein, neither of the Item 2 Persons nor any of their officers and directors beneficially owns any Common Stock or Warrants. In addition, except as otherwise described in the Statement, neither of the Item 2 Persons nor any of their officers or directors has effected any transaction in any Common Stock or Warrants during the past sixty days.


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Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              G.C. Associates Holdings Corp.



                              By:   /s/  Steven B. Lapin
                                    --------------------
                                         Steven B. Lapin



August 17, 2000